Avianca Holdings S.A.

Decision of the Board of Directors

At a meeting held on March 31, 2014, the Financial Committee of the Board of Directors of the Company, in accordance with the functions granted by the Board of Directors on March 11, 2014, authorized the reopening of the bonds due 2020 and its offering to the international markets under the following terms: up to US$250 million in aggregate principal amount; term: from its offering until 2020; and use of proceeds: general corporate purposes, including the financing of our fleet modernization plan.

In said offering the companies Avianca Holdings S.A., Grupo Taca Holdings Limited and Avianca Leasing, LLC will act as co-issuers, the companies Líneas Aéreas Costarricenses, S.A., Taca International Airlines S.A. and Transamerican Airlines S.A. will act as guarantors, and the company Aerovías del Continente Americano S.A. Avianca will act as guarantor to Avianca Leasing, LLC’s obligations in an amount of up to two-thirds of the offering.

The Committee has authorized the legal representative to sign all required documentation in relation to the reopening of the bonds.